EXHIBIT 99.1

Glossary of Geological Terms

(A)	"757 Team" means the No. 757 Geo-Exploration Team of the Guangdong Geological Exploration Bureau, an entity owned and controlled by the Guangdong Geological Bureau of the PRC government.

(B)	"alteration" means chemical and mineralogical changes in a rock mass resulting from reaction with hydrothermal fluids or changes in pressure and temperature.

(C)
"anomalous" means adjective describing a sample, location or area at which either (i) the concentration of an element(s) or (ii) a geophysical measurement which is significantly different from (generally higher than) the average background concentrations in an area. Though it may not constitute mineralization, an anomalous sample or area may be used as a guide to the possible location of mineralization.

(D)	"anomaly" means an area defined by one or more anomalous points.

(E)	"antimony" means a trivalent and pentavalent metalloid element that is commonly metallic silvery white, crystalline, and brittle yet rather soft.

(F)	"assay" means an analysis of the contents of metals in mineralized rocks.

(G)	"Au" Gold.

(H)	"breccia" means a coarse grained rock composed of large, >2mm angular rock fragments that have been cemented together in a fine grained matrix.

(I)
"Changkeng Permit" means the reconnaissance survey exploration permit (#T01120080102000011) which expires on October 10, 2013 in respect of the 1.18 km2 Changkeng gold property in Gaoyao City of Guangdong Province in southern China.

(J)
"Changkeng Property" means the 1.18 km2 areaChangkeng gold property covered by Changkeng Permit in Gaoyao City of Guangdong Province in southern China which adjoins the property underlying the Fuwan Silver Permit.

(K)	"CIM" Canadian Institute of Mining, Metallurgy and Petroleum

(L)	"Company" or "Minco" means Minco Gold Corporation (formerly "Minco Mining & Metals Corporation").

(M)
"deposit" a mineralized body which has been physically delineated by drilling, trenching and/or underground work and may contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body until final technical, legal and economic factors have been resolved.

(N)
"diamond drill holes" a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

(O)
"fault" or "block fault" a fracture in a rock across which there has been displacement. Block faults are usually steep, and break the earth’s crust into "blocks" that are displaced vertically and/or laterally relative to each other.

(P)	"g/t" unit of grade expressed in grams/tonne.

(Q)	"GGB" means Guangdong Geological Bureau, an entity owned and controlled by Guangdong Provincial Government of China.the Guangdong Geological Bureau of the PRC government..

(R)	"grade" means the amount of valuable mineral in each tone of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

(S)	"hydrothermal" of or pertaining to heated water, to the action of heated water, or to the products of the action of heated water.

(T)	"limestone" a sedimentary rock consisting of chiefly >50% calcium carbonate.

(U)
"Luoke-Jilinggang Permit" means the reconnaissance survey exploration permit (# T01120080402000336) in respect of the 76.62 km2 Luoke-Jilinggang silver and multi-metals property in Gaoyao City and Gaomin City, Zhaoqing City of Guangdong Province issued to Foshan Minco and having validity from July 20, 2011 to July 20, 2013.

(V)	"Minco Base Metals" means Minco Base Metals Corporation

(W)	"Minco China" means Minco Mining (China) Corporation.

(X)	"Minco Silver" means Minco Silver Corporation.

(Y)
"mineral reserve" the economically mineable part of a measured mineral resource or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting minerals and allowances for losses that may occur when the material is mined.

(Z)
"mineral resource" a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

(AA)	"mineralization" the process or processes by which a mineral or minerals are introduced into a rock, resulting in an economically valuable or potentially valuable deposit.

(BB)	"MOLAR" means The Ministry of Land and Resources of China.

(CC)	"outcrop" an exposure on the surface of the underlying rock.

(DD)	"oz" Troy ounce consisting of 31.1035 grams.

(EE)	"Pb" lead.

(FF)	"pyrite" a sulphide mineral of iron and sulphur.

(GG)
"Qualified Person" an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of an approved self-regulating organization.

(HH)	"quartz" a common rock-forming mineral comprised of silicon and oxygen (SiO2).

(II)	"RMB" means the Chinese currency Renminbi.

(JJ)	"sample" a sample of selected rock chips from within an area of interest.

(KK)	"sandstone" a medium grained clastic sedimentary rock.

(LL)	"Sb" antimony.

(MM)	"strike" the direction or trend that a structural surface takes as it intersects the horizontal.

(NN)	"sulphide" a class of minerals commonly combining various elements in varying ratios with a sulphur.

(OO)	"tonne" metric unit of weight consisting of 1000 kilograms.

(PP)	"Triassic" the period of geological time from 225 to 195 million years before present.

(QQ)	"vein" a tabular mineral deposit formed in or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids.

(RR)	"veinlet" a small vein; the distinction between vein and veinlet tends to be subjective.